FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported		OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .1.0
1. Name and Address of Reporting Person * Greenway, James E. (Last) (First) (Middle)	2. Issuer Name Right Management Consultants, Inc. and Ticker or Trading Symbol RHT		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below) EVP, West Group
1818 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12 / 02
(Street) Philadelphia, PA 19103		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Reporting (check applicable line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at end of Issuer’s Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock (1)	02/28/02		T	147	A	$14.15		D
Common Stock (1)	03/28/02		T	146	A	$14.34		D
Common Stock (1)	04/30/02		T	143	A	$15.13		D
Common Stock (1)	05/31/02		T	138	A	$15.63		D
Common Stock (1)	06/28/02		T	146	A	$14.97		D
Common Stock (1)	07/31/02		T	170	A	$12.75		D
Common Stock (1)	08/30/02		T	179	A	$12.37		D
Common Stock (1)	09/30/02		T	155	A	$13.97		D
Common Stock (1)	10/31/02		T	291	A	$11.20		D
Common Stock (1)	11/29/02		T	312	A	$10.41		D
Common Stock (1)	12/31/02		T	192	A	$11.26	14,355	D
Common Stock held via 401K Plan (5)	(5)		(5)	(5)	(5)	(5)	13,904	I	401K Trust
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriv- ative Secur- ity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					A	D	DE	ED	Title	Amount or Number of Shares
Non-Qualified Stock Options (2)	$14.11	07/25/02		A	7,500		(3)	07/24/12	RHT Common Stock	7,500			D
Non-Qualified Stock Options (2)	$12.94	10/23/02		A	7,500		(4)	10/22/12	RHT Common Stock	7,500		133,125	D
Explanation of Responses:
(1) These shares were purchased through the Company's Employee Stock Purchase Plan which is exempt under Section 16 of the Securities Exchange Act of 1934. This information has been adjusted to reflect the 3 for 2 stock split effective 10/15/02, as applicable. (2) These stock options vest over a three year period. One-third becomes exercisable each year beginning with one year from the transaction date. (3) 07/25/03, 07/25/04, 07/25/05 (4) 10/23/03, 10/23/04, 10/23/05 (5) The value of the investment in the Company's stock fund held on behalf of Mr. Greenway through the Company's 401K plan at 12/31/02 is $184,226.09. This plan is exempt under Section 16 of the Securities Exchange Act of 1934.

James Greenway	02/14/03

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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